Exhibit (a)(1)

June 5, 2017

Dear Behringer Harvard Opportunity REIT II, Inc. Stockholder:

Recently you may have received an unsolicited tender offer from Everest REIT Investors I, LLC (“Everest”), to purchase up to 1,300,000 shares, or 5.2%, of the common stock of Behringer Harvard Opportunity REIT II, Inc. at a price of $5.25 per share in cash.

The board has considered the terms and conditions of Everest’s offer.  While stockholders have their individual liquidity needs and must evaluate this offer accordingly, we recommend that stockholders not tender their shares to Everest.

The following are some of the reasons why the board believes the offer is not in the best interests of our stockholders:

•                  The board believes that the offer price is less than the current and potential long-term value of our shares because on November 18, 2016, the board approved an estimated value per share (the “EVPS”) of $7.80.(1) Based on discussions with representatives of our advisor and our advisor’s knowledge and familiarity with our portfolio of properties, the board believes that the EVPS of $7.80 has not been materially negatively impacted since November 18, 2016.

•                  Everest provides certain information regarding secondary market transactions in our shares.  The board cautions our stockholders against relying on these reports as an indication of the value of our shares given the lack of a trading market.

•                  Given the offer price and statements made by Everest in its offer materials, the board believes that the offer represents an opportunistic attempt by Everest to purchase shares at a low price to make a profit and, as a result, deprive the stockholders who tender shares in the offer of the full current value of the shares as well as the opportunity to realize the full potential long-term value of their investment.

•                  Everest does not provide any analysis of how it determined the liquidity discount it applied other than to explain that it was the largest liquidity discount they believed they could use to come to an offer price that was just high enough to get some stockholders to tender and sell their shares to Everest.

•                  Everest acknowledges that it “…did not obtain current independent valuations or appraisal of [our] assets” and that it “is not an appraiser of real estate.”  The board and our management believe this illustrates the lack of credibility of Everest’s valuation methods and the inadequacy of its offer price.

•                  Subject to conditions and limitations, we currently provide our stockholders a liquidity option under our share redemption program that permits our stockholders to sell their shares back to us.  During the twelve-month period preceding April 30, 2017 (the last date we redeemed shares), we redeemed ordinary redemptions and exceptional redemptions at an average price of $5.16 and $5.82, respectively.  In addition, during the prior twelve-month period we have not exceeded the limitations on redemptions under the program, and although no assurances can be provided, our advisor anticipates that we will continue to be able to honor all redemption requests submitted.

•                  No assurances exist that the offer will be completed as soon as implied in the offer materials because it is subject to conditions and can be amended, including to reduce the consideration paid for the share, or terminated with little notice.

No action regarding the Everest offer is necessary if you wish to reject the offer and retain your shares. If you have agreed to tender your shares, we recommend that you immediately withdraw and rescind your tender in accordance with the procedures set forth in Everest’s offer.

We have filed a Schedule 14D-9 with the Securities and Exchange Commission in response to Everest’s offer, which is available for free on our website at www.lightstoneshareholderservices.com. The Schedule 14D-9 provides additional detail relating to our board’s recommendation. In addition, information regarding agreements, arrangements, or understandings and actual or potential conflicts of interest between us or our affiliates and our officers, directors, or affiliates was previously included in our Annual Report on Form 10-K under Items 11 through 13 of Part III.

Please note that none of our directors or executive officers who own shares intends to tender them in Everest’s offer.

If you have any questions or would like a copy of the Schedule 14D-9, please contact your financial advisor or Lightstone Shareholder Services at 888.808.7348.

We appreciate your trust in the company and its board of directors and thank you for your continued support. We encourage you to follow the recommendation of the board of directors and not tender your shares.

Sincerely,

Robert S. Aisner
Chairman of the Board
Behringer Harvard Opportunity REIT II, Inc.

(1)  For important information regarding the methodologies, assumptions and limitations used to determine the EVPS, see the Company’s Annual Report on Form 10-K for the year ended December 31, 2016, filed with the SEC on March 16, 2017 (the “2017 Annual Report”). The Board notes the EVPS is subject to the methodologies, assumptions and limitations described in the 2017 Annual Report.